UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A
 or
[   ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:
June 30, 2021

Juva Life Inc.
(Exact name of issuer as specified in its charter)

British Columbia, Canada
(State or other jurisdiction of incorporation or organization)

N/A
(I.R.S. Employer Identification Number)

Suite 1400 885 West Georgia Street, Vancouver, BC V6C 3E8
(Full mailing address of principal executive offices)

833-333-5882
(Issuer’s telephone number, including area code)

Item 1.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report on Form 1-SA (this “Semiannual Report”) contains forward-looking statements that are based upon current expectations which involve risks and uncertainties associated with the Company’s business and the economic environment in which the business operates. Such forward-looking statements include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future acquisitions and the industry and business environment in which we operate. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, which are often, but not always, identified by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results or performance may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions. Readers are cautioned that the above factors are not exhaustive.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of our future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein. All the forward-looking information contained in this Semiannual Report is expressly qualified by this cautionary statement.

The financial statements included herein should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2020, contained in the Company’s Annual Report on Form 1-K, as filed with the Securities and Exchange Commission on April 30, 2021.

In this Semiannual Report, unless otherwise indicated by the context, “we,” “us,” “our,” “our company” and the “Company” refer to Juva Life Inc. and its wholly-owned subsidiaries. Unless otherwise indicated, the terms “dollar” or “$” in this Semiannual Report refer to US dollars, the lawful currency of the United States.

Overview

Juva Life Inc. was incorporated under the laws of British Columbia, Canada on April 3, 2019.  The principal business of the Company is to acquire, own, and operate various cannabis businesses in the State of California.

The Company operates in the medical and recreational cannabis sectors in the State of California.  While some states in the United States, including California, have authorized the use and sale of marijuana, it remains illegal under U.S. federal law, and the approach to enforcement of U.S. federal laws against marijuana is subject to change.  Because the Company engages in marijuana-related activities in the United States, it assumes certain risks relating to conflicting state and federal laws.  The federal laws relating to marijuana could be enforced at any time and this would put the Company at risk of being prosecuted and having its assets seized.

Results of Operations for the Six Months Ended June 30, 2021 and June 30, 2020

Sales, Cost of Goods Sold, and Gross Profit

	For the six months ended June 30, 2021	For the six months ended June 30, 2020

Sales	$1,314,804	$229,215
Cost of goods sold	1,020,692	130,731
Gross profit	294,112	98,484

Sales during the six months ended June 30, 2021 increased to $1,314,804 compared to $229,215 for the six months ended June 30, 2020. Cost of goods sold and gross profit increased to $1,020,692 and $294,112, respectively, compared to $130,731 and $98,484, respectively, during the comparative period.  These increases are a result of the Company continuing to grow its online delivery business and generating sales from its initial harvests.

Operating Expenses

Total operating expenses were $7,287,392 during the six months ended June 30, 2021 compared to $4,245,888 for the six months ended June 30, 2020.  Such increase in operating expenses during the six months ended June 30, 2021 is primarily due to the following:
-	Marketing and promotion increased to $1,766,657 (2020 - $101,289) due to the execution of the Company’s marketing program;
-	Salaries and benefits increased to $1,252,564 (2020 - $826,044) as a result of new hires;
-	Professional fees increased to $736,199 (2020 - $459,531) due to costs associated with the Company’s special warrant financing as well as costs associated with other regulatory filings; and
-	Non-cash depreciation increased to $974,237 (2020 - $381,401) as the Company started taking deprecation on cultivation equipment and leasehold improvements now that facilities are ready for use.

	For the six months ended June 30, 2021	For the six months ended June 30, 2020

Expenses
Rent	37,911	130,187
Professional fees	736,199	459,531
Salaries and benefits	1,252,564	826,044
Marketing and promotion	1,766,657	101,289
Interest expense on lease liabilities	136,182	199,388
Depreciation	974,237	381,401
Permits	143,179	50,443
Research and development	59,742	-
Share-based payments	1,267,001	1,576,810
Transfer agent fees	121,969	102,169
Office and administration	791,751	418,626
Operating expenses	7,287,392	4,245,888

Other Items

The Company recognized a fair value loss on the valuation of the warrant liability of $1,255,163 during the six months ended June 30, 2021, as compared to a fair value loss of $530,861 during the six months ended June 30, 2020. The Company also reported a gain on disposition of $687,130 pertaining to the sale of a subsidiary and a foreign exchange loss of $731,448 due to fluctuations between the Canadian and US. dollars during the six months ended June 30, 2021.

Net Loss

As a result of all of the above, during the six months ended June 30, 2021, the Company reported a net loss of $8,310,948 compared to a net loss of $4,822,396 for the six months ended June 30, 2020.

COVID-19

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. The pandemic has not, to date, had any material adverse effects on the Company’s ability to execute its business plans and strategy.  As the pandemic continues to develop, it is not possible for the Company to predict the duration or magnitude of the adverse results of the development of the pandemic and its future effects on the Company’s business or results of operations. As a result, many of the estimates and assumptions used in preparation of these interim financial statements require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve with respect to the pandemic, the Company’s estimates may materially change in future periods.

Liquidity and Capital Resources

Cash and Working Capital

The Company does not currently generate sufficient cash from operations to fund business activities. Our generation of cash from operations formally commenced in 2020 with the Company’s online retail delivery business. The Company has financed its activities to date by raising equity capital from private placements and the Regulation A, Tier 2 offering. The Company may encounter difficulty sourcing future financing.

The Company had cash of $6,941,850 as of June 30, 2021, as compared to $2,158,694 as of December 31, 2020, and working capital of $6,952,743 as of June 30, 2021, as compared to $68,311 as of December 31, 2020 (not including the warrant liability). The Company recognized warrant liability of $116,952 as of June 30, 2021, as compared to $4,771,841 as of December 31, 2020.

Private Placements and Regulation A Offering

On February 18, 2021, the Company closed a private placement by issuing 9,528,578 Special Warrants at CAD$1.05 per Special Warrant for gross proceeds of CAD$10,005,007.  Each Special Warrant is automatically exercisable, for no additional consideration, into one unit of the Company (each, a “Unit”) on the date that is the earlier of: (i) as soon as reasonably practical, but in any event, no later than the date that is the third business days following the date on which the Company obtains a receipt from the applicable securities regulatory authorities for a (final) prospectus qualifying distribution of the Units, and (ii) the date that is four months and one day after the closing of the offering. Each Unit shall consist of one common share of the Company and one-half of one common share purchase warrant.  Each full warrant (referred to as a “warrant”) is exercisable at CAD$1.35 and expires 24 months from the closing date. In connection with the private placement, the Company paid a cash commission of CAD$681,975, issued 666,999 broker warrants valued at CAD$637,985 using the black-scholes option pricing model, and incurred CAD$133,644 in transaction costs.

During the six months ended June 30, 2020, the Company issued 36,198,782 units at a price of $0.50 per unit for gross proceeds of $18,099,391 in connection with its Regulation A, Tier 2 offering.  Each unit is comprised of one common share and one-half of a common share purchase warrant.  Each whole warrant is exercisable for a period of 18 months at an exercise price of $0.75 per share. The Company terminated the Regulation A, Tier 2 offering effective May 31, 2020.

Other Capital Resources

The Company defines the capital that it manages as its shareholders’ equity.

The Company’s objective when managing capital is to maintain corporate and administrative functions necessary to support the Company’s operations and corporate functions, and to seek out and acquire new projects of merit. The Company manages its capital structure in a manner that provides sufficient funding for operational and capital expenditure activities.  Funds are secured, when necessary, through debt funding or equity capital raised by means of private placements.  There can be no assurances that the Company will be able to obtain debt or equity capital in the case of working capital deficits.

The Company does not pay dividends and has no long-term debt or bank credit facility. The Company is not subject to any externally imposed capital requirements.

If additional funds are required, the Company plans to raise additional capital primarily through the private placement of its equity securities.  Under such circumstances, there is no assurance that the Company will be able to obtain further funds required for the Company’s continued working capital requirements.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required. During the period from June 29, 2018 (inception of Juva Life, Inc.) through June 30, 2021, we had an accumulated deficit of $36,897,792. Currently, we intend to finance our operations through equity and debt financings and revenues from operations.

We have not generated significant sales to date.  We have primarily funded operations with capital raised from private placements and a Tier 2 offering pursuant to the Regulation A exemption from registration under the Securities Act.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

These circumstances raise substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Capital Expenditures

The Company’s operating subsidiary, Juva Life, Inc., has contractual obligations for capital expenditures in the amount of $200,000 and projected capital expenditures of $5,000,000 to complete the construction of its facilities in California, and we expect to use the proceeds from our recent financings and the Regulation A, Tier 2 Offering and future private placements to fulfill such commitments.

Contractual Obligations, Commitments and Contingencies

The Company has entered into the following agreements:

The commercial premises from which the Company carries out its operations are leased from multiple groups, some of which are related parties.  These lease agreements are classified as operating leases since there is no transfer of risks and rewards inherent to ownership. The minimum rent payable under the leases as of June 30, 2021 are as follows:

Total
Within one year	$934,674
Between two and five years	842,384
$1,777,058

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend Information

Because we are still in the startup phase and have only a limited operating history, we are unable to identify any significant recent trends in revenues or expenses, and we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information to not be indicative of future operating results or financial condition.  Furthermore, there can be no assurances the Company will receive the required state and local licensing as it expands its operations.

Item 2. Other Information

None.

Item 3. Financial Statements

Juva Life Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – Prepared by management)
(Expressed in US dollars)

	Note	June 30, 2021	December 31, 2020

ASSETS

Current assets
Cash		$6,941,850	$2,158,694
Accounts receivable		9,453	13,760
Inventory		236,665	230,931
Biological assets	10	150,001	-
Other receivables	5,7	1,019,000	181,175
Prepaid expenses		395,409	218,544
Total current assets		8,752,378	2,803,104

Non-current assets
Deposits	9	69,065	69,065
Right of use assets	14	1,399,425	1,705,205
Property and equipment	8	10,260,657	11,013,582
Total non-current assets		11,729,147	12,787,852
Total assets		20,481,525	15,590,956

LIABILITIES
Accounts payable and accrued liabilities	9	769,961	1,883,222
Income taxes payable		95,000	60,000
Warrant liability	11	116,952	4,771,841
Current portion of lease liabilities	14	934,674	791,571
		1,916,587	7,506,634

Non-current liability
Lease liabilities	14	913,537	1,380,968
		2,830,124	8,887,602

SHAREHOLDERS’ EQUITY
Share capital	6	50,458,942	30,208,234
Share proceeds receivable	6	(770,677)	(770,677)
Share subscriptions received in advance	6	-	110,648
Reserves	6	4,860,928	5,758,510
Other comprehensive loss		-	(16,517)
Deficit		(36,897,792)	(28,586,844)
Total shareholders’ equity		17,651,401	6,703,354
Total liabilities and shareholders’ equity		$20,481,525	$15,590,956

Juva Life Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited – Prepared by management)
(Expressed in US dollars)

	Note	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020

Sales		$729,321	$187,609	$1,314,804	$229,215
Cost of goods sold		649,264	110,830	1,020,692	130,731

Gross profit before unrealized items		80,057	76,779	294,112	98,484
Unrealized fair value gain on biological assets	10	6,091	-	91,813	-

Gross profit		86,148	76,779	385,925	98,484

Expenses
Rent	9	702	101,050	37,911	130,187
Professional fees		477,922	235,697	736,199	459,531
Salaries and benefits	9	579,232	420,922	1,252,564	826,044
Marketing and promotion		170,085	64,101	1,766,657	101,289
Interest expense	14	63,391	97,211	136,182	199,388
Depreciation	8,14	498,146	192,078	974,237	381,401
Permits		52,504	9,198	143,179	50,443
Research and development		59,742	-	59,742	-
Share-based payments	6,9	586,891	1,070,249	1,267,001	1,576,810
Transfer agent fees		77,255	27,406	121,969	102,169
Office and administration		421,072	174,803	791,751	418,626
Operating expenses		(2,986,942)	(2,392,715)	7,287,392	4,245,888

Other Items:
Change in fair value of warrant liability	11	(467,336)	641,663	1,255,163	530,861
Impairment of intangibles		-	-	-	67,014
Gain in disposition	5	8,250	-	(687,130)	-
Abandoned construction		-	7,221	-	7,221
Foreign exchange loss		298,943	303,236	731,448	69,896
Loss before taxes		(2,740,651)	(3,268,056)	1,299,481	674,992

Income tax expense
Current income taxes		75,000	-	110,000	-

Net loss for the period		$(2,815,651)	$(3,268,056)	$(8,310,948)	$(4,822,396)

Other comprehensive gain
Foreign currency translation adjustment		16,517	217,081	16,517	98,383

Total comprehensive loss for the period		$(2,832,168)	$(3,485,137)	$(8,294,431)	$(4,724,013)

Basic and diluted loss per common share		$(0.02)	$(0.03)	$(0.06)	$(0.05)

Weighted average number of common shares outstanding		154,314,381	100,515,202	145,993,365	104,051,022

Juva Life Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited – Prepared by management)
(Expressed in US dollars)

	For the six months ended June 30, 2021	For the six months ended June 30, 2020

OPERATING ACTIVITIES
Loss for the period	$(8,310,948)	$(4,822,396)
Items not involving cash:
Change in fair value of warrant liability	1,255,163	530,861
Depreciation	974,237	358,412
Interest expense	128,780	199,473
Share-based payments	1,267,001	1,576,810
Impairment	-	67,014
Abandoned construction	-	-
Unrealized fair value gain on biological assets	(91,813)	-
Gain in disposition	(687,130)	-
Changes in non-cash working capital items:
Accounts receivable	(146,388)	(32,500)
Inventory	(5,734)	(67,357)
Biological assets	(58,188)	-
Prepaid expenses	(176,865)	(100,895)
Deposits	-	(750)
Accounts payable and accrued liabilities	(1,113,261)	(181,161)
Taxes payable	35,000	-
Cash used in operating activities	(6,930,146)	(2,472,489)

INVESTING ACTIVITIES
Purchase of property and equipment	(306,462)	(3,793,996)
Proceeds received on disposal of equipment	390,930	-
Cash provided by (used in) investing activities	84,468	(3,793,996)

FINANCING ACTIVITIES
Repayment of lease liability	(453,108)	(461,348)
Proceeds from special warrant financing	8,075,718	14,402,899
Proceeds from exercise of warrants	4,632,231	-
Share issuance costs	(642,524)	(227,233)
Cash provided by financing activities	11,612,317	13,714,318

Foreign exchange effect on cash	16,517	98,383

Increase in cash	4,783,156	7,546,216
Cash, beginning of the period	2,158,694	1,276,143
Cash, end of the period	$6,941,850	$8,822,359

Juva Life Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Prepared by management)
(Expressed in US dollars)

		Share Capital
	Note	Number	Amount	Share Proceeds Receivable	Share Subscriptions Received in Advance	Reserves	Other Comprehensive Loss	Deficit	Total Shareholders’ Equity
			$	$	$	$	$	$	$
December 31, 2019		89,887,379	6,433,175	(770,677)	3,472,174	2,681,348	(82,894)	(12,350,088)	(616,962)
Private placement		36,198,782	18,099,391	-	(3,472,174)	-	-	-	14,627,217
Share issuance costs		-	(227,233)	-	-	-	-	-	(227,233)
Share subscriptions received in advance		-	-	-	-	-	-	-	-
Share-based payments		-	-	-	-	1,576,810	-	-	1,576,810
Foreign currency translation adjustment		-	-	-	-	-	98,383	-	98,383
Loss and comprehensive loss for the period		-	-	-	-	-	-	(4,822,396)	(4,822,396)
June 30, 2020		126,086,161	24,305,333	(770,677)	-	4,258,158	15,489	(17,172,484)	10,635,819

December 31, 2020		134,673,018	30,208,234	(770,677)	110,648	5,758,510	(16,517)	(28,586,844)	6,703,354
Special warrant financing	6	9,528,578	8,075,718	-	-	-	-	-	8,075,718
Share issuance costs	6	-	(1,280,509)	-	-	637,985	-	-	(642,524)
Shares issued on exercise of warrants	6	9,221,110	4,742,879	-	(110,648)	-	-	-	4,632,231
Reclassification of warrant liability	11	-	5,910,052	-	-	-	-	-	5,910,052
Shares issued on vesting of restricted stock units	6	10,442,381	2,802,568	-	-	(2,802,568)	-	-	-
Share-based payments	6	-	.	-	-	1,267,001	-	-	1,267,001
Foreign currency translation adjustment		-	-	-	-	-	16,517	-	16,517
Loss and comprehensive loss for the period		-	-	-	-	-	-	(8,310,948)	(8,310,948)
June 30, 2021		163,865,087	50,458,942	(770,677)	-	4,860,928	-	(36,897,792)	17,651,401

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

1.	NATURE OF OPERATIONS

Juva Life Inc. (the “Company”) was incorporated under the laws of British Columbia on April 3, 2019.  The principal business of the Company is to acquire, own, and operate various cannabis business in the state of California. The Company’s registered office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, BC V6E 4N7.  The Company’s common shares are listed on the Canadian Securities Exchange under the trading symbol JUVA.

The Company operates in the medical and recreational cannabis sectors in California, USA.  As at June 30, 2021 and December 31, 2020, the Company operates in one reportable segment, being the cannabis operations.  All non-current assets of the Company are located in the USA.  While some states in the United States have authorized the use and sale of marijuana, it remains illegal under federal law and the approach to enforcement of U.S. federal laws against marijuana is subject to change.  Because the Company is engaged in marijuana-related activities in the US, it assumes certain risks due to conflicting state and federal laws.  The federal law relating to marijuana could be enforced at any time and this would put the Company at risk of being prosecuted and having its assets seized.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

2.	GOING CONCERN

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The Company incurred a net loss of $8,310,948 during the six-month period ended June 30, 2021 (2020 - $4,822,396.  Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

3.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The condensed interim consolidated financial statements do not include all of the disclosures required for a complete set of annual financial statements and should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements are presented in US dollars and all financial amounts, other than per-share amounts, are rounded to the nearest dollar. The functional currency of the Company and all of its US subsidiaries is the US dollar.  The functional currency of the Canadian subsidiary is the Canadian dollar. Transactions in currencies other than the US dollar are recorded at exchange rates prevailing on the date of the transaction.  At the end of each reporting period, monetary assets and liabilities of the Company that are denominated in a foreign currency are translated at the rate of exchange prevailing at the statement of financial position date, while non-monetary assets and liabilities are translated at the exchange rate prevailing on the transaction date.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transaction. Exchange gains and losses arising on translation are included in the consolidated statement of loss and comprehensive loss.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and effective as of June 30, 2021.

3.1.	Basis of measurement

These condensed consolidated interim financial statements have been prepared using the measurement basis specified by IFRS for each type of asset, liability, revenue and expense.

3.2.	Significant judgments, estimates and assumptions

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Critical adjustments exercised in applying accounting polices that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are as follows:

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Going concern

The preparation of the condensed consolidated interim financial statements requires management to make judgments regarding the going concern of the Company as previously discussed in Note 2.

Impairment of long-lived assets

The Company performs impairment testing annually for long-lived assets as well as when circumstances indicate that there may be impairment for these assets. Management judgement is involved in determining if there are circumstances indicating that testing for impairment is required, and in identifying cash generating unit (“CGU”) for the purpose of impairment testing.

The Company assesses impairment by comparing the recoverable amount of a long-lived asset, CGU, or CGU group to its carrying value. The recoverable amount is defined as the higher of: (i) value in use; or (ii) fair value less cost to sell. The determination of the recoverable amount involves management judgement and estimation. These estimates and assumptions could affect the Company’s future results if the current estimates of future performance and fair values change.

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year:

Depreciation and amortization

The Company’s equipment and finite-life intangible assets are depreciated and amortized using a 10% declining-balance method, taking into account the estimated useful lives of the assets and residual values. Leasehold improvements are amortized over the lease term.  Changes to these estimates may affect the carrying value of these assets, net earnings, and comprehensive income (loss) in future periods.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation.  Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate.  Changes in input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Inventory

The Company reviews the net realizable value of, and demand for, its inventory regularly to provide assurance that recorded inventory is stated at the lower of cost or net realizable value. Factors that could impact estimated demand and selling prices include competitor actions, supplier prices and economic trends.

Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make several estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, average or expected selling prices and list prices, expected yields for the cannabis plants, and oil conversion factors. In calculating final inventory values, management compares the inventory costs to estimated realizable value.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

3.3	Basis of consolidation

In addition to Juva Life, Inc., as mentioned previously, these condensed consolidated interim financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries including Precision Apothecary Inc. (“Precision”), Juva RWC Inc., and Juva Stockton Inc., all of which were incorporated in the state of California and 1177988 B.C. Ltd., a company incorporated in British Columbia, Canada.  Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The condensed consolidated interim financial statements include the accounts of the Company and its direct wholly-owned subsidiaries.  All significant intercompany transactions and balances have been eliminated.

Where the Company’s interest is less than 100%, the interest attributable to outside shareholders is reflected in non-controlling interest. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling interests’ share of changes in equity since the date of the combination.

4.	NEW ACCOUNTING POLICY

4.1	Biological assets

The Company’s biological assets consist of cannabis plants. The Company capitalizes the direct and indirect costs incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labor related grow costs, grow consumables, materials, utilities, facilities costs, quality and testing costs, and production related depreciation. The Company then measures the biological assets at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost after harvest. Costs to sell include post-harvest production, shipping, and fulfillment costs. The net unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations of the related year on the line “unrealized fair value gain (loss) on biological assets”.

Certain of the Company’s assets and liabilities are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available the Company expects to engage with third party qualified valuers to perform the valuation when the assets are expected to be material. The significant assumptions used in determining the fair value of the biological assets are as follows:
• Stage in the overall growth cycle;
• Estimated harvest yield by plant; and
• Average selling prices.

The Company’s estimates are, by their nature, subject to change. Changes in the anticipated yield or quality will be reflected in future changes in the gain or loss on biological assets.

5.	SALE OF SUBSIDIARY

On March 31, 2021, the Company sold its wholly-owned subsidiary, VG Enterprises LLC (“VG”). The sale transaction was effected pursuant to an Agreement for Purchase of LLC Interest dated March 31, 2021, by and between the Company and Baja Investment Partners, LLC, a California limited liability company (“Baja”), as buyer (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Company sold its 100% limited liability company membership interest in VG to Baja for a purchase price of $1,100,000, which is included in other receivables.  The Company realized a gain on sale of $695,380.

Upon the closing of the transaction under the Purchase Agreement, Baja delivered cash in the amount of $275,000 and an Equity Secured Promissory Note in the principal amount of $825,000 (the “Promissory Note”) to the Company as consideration. The Promissory Note will be due and payable in three equal installments of $275,000 each, with the first installment due within 90 days following the closing date, the second installment due within 180 days following the closing date, and the third installment due within 270 days following the closing statement. The entire balance of principal under the Promissory Note will be due and payable on or before the date that is 270 days following the closing date. Any amount payable under the Promissory Note that is not paid when due will accrue interest until paid in full at the rate of 10% per annum. Baja’s obligations under the Promissory Note are secured by a first-priority security interest in all the membership interest in VG owned by Baja, as set forth in a separate Security Agreement dated March 31, 2021 between the Company and Baja. Baja may prepay the amount due under the Promissory Note in whole or in part at any time without penalty.

In connection with the sale, the Company entered into a Finder’s Fee Agreement dated March 31, 2021 with Drivon Consulting, Inc., pursuant to which the Company paid to Drivon Consulting, Inc. a one-time finder’s fee in an amount equal to three percent (3%) of the consideration received by the Company in connection with the transaction, or $33,000.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

6.	EQUITY

6.1 Authorized Share Capital

Unlimited number of common shares with no par value.

6.2 Shares Issued

Shares issued and outstanding as at June 30, 2021 are 163,865,087 Class A common shares.  As at June 30, 2021, 29,979,382 shares are held in escrow.

During the six months ended June 30, 2021, the Company:

i)	Issued 9,221,110 common shares upon the exercise of 9,221,110 warrants for gross proceeds of $4,632,231. Upon exercise, the Company transferred $5,910,052 from warrant liability to share capital;
ii)
Issued 10,442,381 common shares upon the vesting of 10,442,381 restricted stock units (“RSUs”).  The Company reallocated $2,802,568 from share-based payment reserve to share capital upon vesting of the RSUs; and

iii)
On February 18, 2021, the Company closed a private placement by issuing 9,528,578 Special Warrants at CAD$1.05 per Special Warrant for gross proceeds of CAD$10,005,007.  Each Special Warrant is automatically exercisable, for no additional consideration, into one unit of the Company (each, a “Unit”) on the date that is the earlier of: (i) as soon as reasonably practical, but in any event, no later than the date that is the third business days following the date on which the Company obtains a receipt from the applicable securities regulatory authorities for a (final) prospectus qualifying distribution of the Units, and (ii) the date that is four months and one day after the closing of the offering. Each Unit shall consist of one common share of the Company and one-half of one common share purchase warrant.  Each full warrant (referred to as a “warrant”) is exercisable at CAD$1.35 and expires 24 months from the closing date. In connection with the private placement, the Company paid a cash commission of CAD$681,975, issued 666,999 broker warrants valued at CAD$637,985 using the black-scholes option pricing model, and incurred CAD$133,644 in transaction costs.

During the year ended December 31, 2020, the Company:

i)
Issued 36,198,782 units at a price of $0.50 per unit for gross proceeds of $18,099,391 in connection with its Regulation A offering.  The units are comprised of one common share and one-half common share purchase warrant.  Each warrant is exercisable at $0.75 for a period of 18 months;

ii)	Issued 8,094,913 common shares upon the exercise of 8,094,913 warrants for gross proceeds of $1,999,841. Upon exercise, the Company transferred $3,717,698 from warrant liability to share capital;
iii)
Issued 10,000 common shares upon the exercise of 10,000 stock options for gross proceeds of $5,000.  Upon exercise, the Company transferred the fair value of $4,474 from share-based payment reserves to share capital; and

iv)	Issued 481,944 common shares upon the vesting of 481,944 restricted stock units (“RSUs”). The Company reallocated $236,500 from share-based payment reserve to share capital upon vesting of the RSUs.

6.3          Stock Options

The Company adopted a Stock Option Plan (the “Plan”) whereby the maximum number of shares reserved for issue under the plan shall not exceed 20% of the issued and outstanding shares.  Under the Plan, the Board of Directors may from time to time authorize the grant of options to directors, employees, and consultants of the Company. Under the terms of the Plan, options will be exercisable for periods up to ten years and must have an exercise price not less than the fair market value of a share on the grant date. The term of the options granted to a 10% shareholder shall not exceed ten years. Vesting provision is determined by the Board of Directors at the grant date.

A summary of the changes in stock options is presented below:
	Number of options	Weighted average exercise price
		CAD $
Balance, December 31, 2019	-	-
Granted*	3,500,000	0.67
Exercised	(10,000)	0.70
Balance, December 31, 2020 and June 30, 2021	3,490,000	0.67

*Exercise price of these stock options is denominated in US dollars.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

The following stock options were outstanding as at June 30, 2021:
Outstanding	Exercisable	Exercise Price (US$)	Expiry Date	Weighted average remaining life (in years)
		$
340,000	-	0.50	August 10, 2021	0.11
450,000	84,375	0.50	March 1, 2030	8.67
1,400,000	504,167	0.50	July 6, 2030	9.02
1,300,000	-	0.50	November 2, 2030	9.35

3,490,000	588,542

6.4	Share Purchase Warrants

During the period ended June 30, 2021, the Company granted 10,195,577 warrants as part of the Special Warrant Financing.  The warrants are exercisable at CAD$1.05 and expire in 2 years.

A summary of the changes in warrants is presented below:

	Number of warrants	Weighted average exercise price
		CAD $
Balance, December 31, 2019	16,561,545	0.40
Granted*	28,249,391	0.89
Exercised	(8,094,911)	0.35
Balance, December 31, 2020	36,716,025	0.80
Granted	10,195,577	1.05
Exercised	(9,221,110)	0.60
Expired	(771,381)	0.53
Balance, June 30, 2021	36,919,111	0.89

* Exercise price of these warrants is denominated in US dollars.

The following share purchase warrants were outstanding as at June 30, 2021:

Outstanding	Exercisable		Exercise Price	Expiry Date

305,002	305,002	CAD $	0.05	31-May-22
186,708	186,708	CAD $	0.60	17-Oct-21
2,602,455	2,602,455	US $	0.75	05-Dec-21
13,479,369	13,479,369	US $	0.75	21-Aug-28
10,000,000	2,500,000	US $	0.50	01-Mar-30
150,000	150,000	US $	0.50	30-Jun-21
10,195,577	10,195,577	CAD $	1.05	18-Feb-23

36,919,111	29,419,111

6.5 Share-based payment expense and reserves

Pursuant to vesting schedules, the share-based payment expense for the stock options that were granted during the year ended December 31, 2020 was $1,267,001 and was recorded in the condensed consolidated interim statements of loss and comprehensive loss for the six months ended June 30, 2021 using the following weighted average assumptions:
2021
Risk-free interest rate	1.46%
Expected stock price volatility	100%
Expected dividend yield	0.0%
Expected option life in years	10.0

The fair value of stock options granted were $0.45 per option (2020 - $0.45).

The share issuance costs for the finders’ warrants that were granted during the six months ended June 30, 2021 was $637,985 and was valued using the following weighted average assumptions:

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
2021
Risk-free interest rate	0.25%
Expected stock price volatility	100%
Expected dividend yield	0.0%
Expected warrant life in years	2.0
Weighted average exercise price	CAD$1.05
Weighted average share price	CAD$1.86

The fair value of warrants granted during the six months ended June 30, 2021 was $1.21 per warrant.

7.	OTHER RECEIVABLES

During the year ended December 31, 2018, the Company entered into a letter of intent (the “LOI”) to acquire KindRub Collective (“Kind”).  As part of the LOI, the Company paid $150,000 on deposit and loaned Kind $39,090 as part of a separate management agreement.  During the year ended December 31, 2019, the LOI was terminated.  $7,915 was repaid by Kind during the year ended December 31, 2019.

On May 14, 2021, the Company reached a settlement with Kind whereby Kind agreed to pay the Company $200,000 as follows:
i)	May 31, 2021 - $6,000
ii)	July 5, 2021 - $6,000
iii)	August 2, 2021 - $6,000
iv)	September 6, 2021 - $6,000
v)	October 4, 2021 - $6,000
vi)	November 1, 2021 - $6,000
vii)	December 6, 2021 - $6,000
viii)	January 10, 2022 - $158,000

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

8.	PROPERTY AND EQUIPMENT
Cost	Automotive	Equipment	Furniture and Office Equipment	Leasehold Improvements	Total
Balance, December 31, 2019	$56,274	$709,135	$5,169	$1,742,853	$2,513,431
Additions	96,086	995,241	218,009	7,262,584	8,571,920
Balance, December 31, 2020	152,360	1,704,376	223,178	9,005,437	11,085,351
Additions	30,816	66,121	9,491	200,034	306,462
Disposals	(14,576)	-	-	(377,569)	(392,145)
Balance, June 30, 2021	$168,600	$1,770,497	$232,669	$8,827,902	$10,999,668

Accumulated Amortization
Balance, December 31, 2019	$10,131	$2,890	$258	$-	$13,279
Additions	21,502	5,527	19,742	19,798	66,569
Disposals	-	(8,079)	-	-	(8,079)
Balance, December 31, 2020	31,633	338	20,000	19,798	71,769
Additions	24,932	84,676	18,720	540,129	668,457
Disposals	(1,215)	-	-	-	(1,215)
Balance, June 30, 2021	$55,350	$85,014	$38,720	$559,927	$739,011

Net Book Value
Balance, December 31, 2020	$120,727	$1,704,038	$203,178	$8,985,639	$11,013,582
Balance, June 30, 2021	$113,250	$1,685,483	$193,949	$8,267,975	$10,260,657

9.	RELATED PARTY TRANSACTIONS AND BALANCES

Relationships	Nature of the relationship

Key management
Key management are those personnel having the authority and responsibility for planning, directing and controlling the Company and include the President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, VP Finance, and VP Cultivation.

During the period ended June 30, 2021, key management compensation included the following:

	Six months ended June 30, 2021		Six months ended June 30, 2020
	$		$
Management compensation		407,950		444,722
Share-based payments		-		349,230
Total		407,950		793,952

During the six-month period ended June 30, 2021, the Company had the following related party transactions:

a)	The Company paid $415,137 (2020 - $421,877) in lease payments to Best Leasing Services, Inc., a company 100% owned by the CEO and a shareholder of the Company; and
b)	The Company paid $43,000 (2020 - $Nil) in consulting fees to TME Consulting, LLC, a company minority owned by a former director of the Company.

Included in accounts payable and accrued liabilities as at June 30, 2021 is $29,066 (2020 - $37,496) owed to an officer and to the company minority owned by a former director of the Company.

Included in deposits as at June 30, 2021 is $24,000 (2020 - $24,000) with Best Leasing Services, Inc.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

10.	BIOLOGICAL ASSETS

While the Company’s biological assets are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach that is similar to the capitalization criteria outlined in IAS 2 Inventories. They include the direct cost of seeds and growing materials as well as other indirect costs such as utilities and supplies and labor used in the growing process.

Balance, December 31, 2020	$-
Fair value change due to biological transformation	91,813
Production costs capitalized	58,188
Transferred to inventory upon harvest	-

Balance, June 30, 2021	$150,001

Biological assets are measured at their fair value less costs to sell in the condensed consolidated interim statement of financial position. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest. All direct and indirect costs of biological assets are capitalized as they are incurred, and they are all subsequently recorded within the line item “cost of finished cannabis inventory sold” on the condensed consolidated interim statement of loss and comprehensive loss in the period that the related product is sold. Unrealized fair value gains/losses on the growth of biological assets are recorded in a separate line in the consolidated statement of loss and comprehensive loss.

There was no transfer to inventory of the harvest in the six-month period ended June 30, 2021. The Company values biological assets at the end of each reporting period at fair value less costs to sell (“FVLCS”). The determination of fair value less costs to sell is based on a valuation model that estimates the expected harvest yield per plant applied to the estimated wholesale price per gram, less estimated selling costs. The model also considers the stage of the biological asset in the aggregate plant life cycle. The table below shows the assumptions used in the biological assets model for the harvest in the six-month period ended June 30, 2021.

Yield – grams	19,437
Yield per plant – grams	31

Selling price per gram	$4.40
Total costs to complete and sell	$3.00

FVLCS - $ per gram	$1.40

11.	WARRANT LIABILITY

In connection with the private placements completed during the year ended December 31, 2018, the Company issued a total of 13,229,194 warrants exercisable at a price ranging from CAD$0.05 to CAD$0.60 per share. These warrants were assigned a fair value of $747,807 using the Black-Scholes Pricing Model.

In connection with the private placements completed during the year ended December 31, 2019, the Company issued a total of 2,897,416 warrants exercisable at a price of CAD$0.60 per share. These warrants were assigned a fair value of $180,405 using the Black-Scholes Pricing Model.

During the six months ended June 30, 2021, 7,150,353 of these warrants were exercised.  The warrants were revalued on the date of exercise.  Upon exercise, the total value of $5,910,052 pertaining to these warrants was transferred from warrant liability to share capital, using the following weighted average assumptions:
2021
Risk-free interest rate	0.44%
Expected stock price volatility	100%
Expected dividend yield	0.0%
Expected warrant life in years	0.68
Weighted average exercise price	CAD$0.44
Weighted average share price	CAD$1.61

The fair value allocated to the remaining warrants at June 30, 2021 was $116,952 (2020 - $4,771,841) and is recorded as a derivative financial liability as these warrants are exercisable in Canadian dollars, differing from the Company’s functional currency. The change in fair value resulted in a loss of $1,255,163 (2020 – 530,861) and is recognized in the condensed consolidated interim statements of loss and comprehensive loss for the six months ended June 30, 2021.

The Company used the following weighted average assumptions to estimate the fair value of the warrant liability as at June 30, 2021 and December 31, 2020:

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

	2021		2020
Risk-free interest rate	0.46%		0.25%
Expected stock price volatility	100%		100%
Dividend payment during life of warrant	Nil		Nil
Expected forfeiture rate	Nil		Nil
Expected dividend yield	0.0%		0.0%
Expected warrant life in years	0.43		0.52
Weighted average exercise price	$ 0.25	(CAD $0.46)	$ 0.39	(CAD $0.49)
Weighted average share price	$ 0.49	(CAD $1.14)	$ 0.96	(CAD $0.64)

12.	MANAGEMENT OF CAPITAL

The Company defines the capital that it manages as components within its shareholders’ equity.

The Company’s objective when managing capital is to maintain corporate and administrative functions necessary to support the Company’s operations and corporate functions; and to seek out and acquire new projects of merit.

The Company manages its capital structure in a manner that provides sufficient funding for operational and capital expenditure activities.  Funds are secured, when necessary, through debt funding or equity capital raised by means of private placements.  There can be no assurances that the Company will be able to obtain debt or equity capital in the case of working capital deficit.

The Company does not pay dividends and has no long-term debt or bank credit facility. The Company is not subject to any externally imposed capital requirements.  There were no changes in the Company’s approach to capital management during the six months ended June 30, 2021.

13.	RISK MANAGEMENT

13.1                      Financial Risk Management

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below.

a)	Capital Risk
The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain operations. The capital structure of the Company consists of items in shareholders’ equity.

b)	Credit Risk
Credit risk is the risk that a counter party will be unable to pay any amounts owed to the Company. Management’s assessment of the Company’s exposure to credit risk is low.

c)	Liquidity Risk
Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due. As at June 30, 2021, the Company had working capital of $6,952,743 (excluding the warrant liability) (2020 – $68,311), and it does not have any long-term monetary liabilities. The Company may seek additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2021, the Company had cash of $6,941,850 (2020 – $2,158,694) and accounts payable and accrued liabilities of $769,961 (2020 - $1,883,222).

d)	Market Risk
Market risk incorporates a range of risks. Movements in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities. Management’s assessment of the Company’s exposure to these risks is low.

13.2         Fair Values

The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

Level 2 – Quoted prices in markets that are not active, or inputs that are not observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value of warrant liability is based on level 3 inputs of the fair value hierarchy.

14.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

	Property Leases
Cost:	$
At December 31, 2019		3,138,853
Additions		-
At December 31, 2020		3,138,853
Additions		-
At June 30, 2021		3,138,853

Depreciation:
At December 31, 2019		716,824
Charge for the year		716,824
At December 31, 2020		1,433,648
Charge for the period		305,780
At June 30, 2021		1,739,428

Net Book Value:
At December 31, 2020		1,705,205
At June 30, 2021		1,399,425

	$
Lease liabilities at December 31, 2019		2,767,063
Lease payments made		(971,954)
Interest expense on lease liabilities		377,430
		2,172,539
Less: current portion		791,571
At December 31, 2020		1,380,968

Lease liabilities at December 31, 2020		2,172,539
Lease payments made		(453,108)
Interest expense on lease liabilities		128,780
		1,848,211
Less: current portion		934,674
At June 30, 2021		913,537

Depreciation of right-of-use assets is calculated using the straight-line method of the remaining lease term.

15.	COMMITMENTS AND CONTINGENCIES

a)	The Company has entered into the following agreements:

The commercial premises from which the Company carries out its operations are leased from multiple groups, all of which are related parties (see note 10). The minimum rent payable under the leases are as follows:

Total

Within one year	$934,674
Between two and five years	842,384

$1,777,058

b)
The Company is involved in various claims and legal actions in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

16.	SEGMENTED INFORMATION

Reportable segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources, and in assessing performance.

During the six months ended June 30, 2021, the Company operates in a single reportable segment, being sale of cannabis products and merchandise in the United States within the State of California. All of the Company’s revenue were generated through sales in the State of California, and all of the Company’s non-current assets are located in California.

June 30, 2021	Cannabis		Corporate		Total
	$		$		$
Sales		1,314,804		-		1,314,804
Cost of goods sold		(1,020,692)		-		(1,020,692)
Gross profit		294,112		-		294,112

Net loss		(5,161,135)		(3,149,813)		(8,310,948)

Non current assets:
Deposits		69,065		-		69,065
Right of use assets		1,399,425		-		1,399,425
Property and equipment		10,260,657		-		10,260,657

December 31, 2020	Cannabis		Corporate		Total
	$		$		$
Sales		967,237		-		967,237
Cost of goods sold		(538,966)		-		(538,966)
Gross profit		428,271		-		428,271

Income tax expense		(60,000)		-		(60,000)
Net loss		(6,036,272)		(10,200,484)		(16,236,756)

Non current assets:
Deposits		69,065		-		69,065
Right of use assets		1,705,205		-		1,705,205
Property and equipment		11,013,582		-		11,013,582

17.	SUBSEQUENT EVENTS

Subsequent to June 30, 2021, the Company received $12,555 on the exercise of 13,500 warrants.

Item 4. Exhibits

Exhibit No.	Description

2.1#	Notice of Articles of Juva Life Inc.

2.2#	Articles of Juva Life Inc.

3.1#	Form of Regulation A, Tier 2 Common Share Purchase Warrant.

3.2^	Subscription Agreement (Special Warrants) February 2021

4.1#	Form of Regulation A, Tier 2 Subscription Agreement.

6.1#	Standard Sublease between Best Leasing Services, Inc. and Juva Life, Inc. for the San Juan facility.

6.2#	Standard Industrial/Commercial Single-Tenant Lease between Ramundy Springfield and Juva Life, Inc. for the Navy Drive facility.

6.3#	Standard Sublease between Best Leasing Services, Inc. and Juva Life, Inc. for the Clawiter Road facility.

6.4#	Standard Sublease between Best Leasing Services, Inc. and Juva Life, Inc. for the Enterprise Avenue facility.

6.5#	Standard Industrial/Commercial Multi-Tenant Lease between William J. Stoesser and Juva Life, Inc. for the Convention Way facility.

6.6#	Juva Life Inc. 2019 Equity Incentive Plan.

6.7*	Consulting Agreement dated November 1, 2019 between Juva Life Inc. and Mathew Lee.

6.8*	Consulting Agreement dated February 13, 2020 between Juva Life, Inc. and TME Consulting, LLC.

6.9*	Employee Offer Letter dated December 17, 2019 between Juva Life and Heidi Minx.

6.10*	Consulting Agreement dated March 2, 2020 between Juva Life, Inc. and Model 4771, LLC.

6.11†	Agreement for Purchase of LLC Interest dated March 31, 2021, by and between Juva Life, Inc. and Baja Investment Partners, LLC.

6.12†	Equity Secured Promissory Note dated March 31, 2021 issued by Baja Investment Partners, LLC to Juva Life, Inc.

7.1#	Agreement and Plan of Merger dated May 15, 2019, by and among Juva Life Inc., Juva Life, Inc., and Juva Holdings (California) Ltd.

10.1#	Power of Attorney.

11.1#	Consent of Davidson & Company LLP.

14.1#	Appointment of Agent for Service of Process.

#	Filed as an exhibit to the Juva Life Inc. Regulation A Offering Statement on Form 1-A filed with the United States Securities and Exchange Commission (Commission File No. 024-11014), qualified on August 20, 2019, and incorporated herein by reference.
^
Filed as an exhibit to the Juva Life Inc. Current Report on Form 1-U filed with the United States Securities and Exchange Commission (Commission File No. 24R-00259) on February 24, 2021, and incorporated herein by reference.

*
Filed as an exhibit to the Juva Life Inc. Annual Report on Form 1-K filed with the United States Securities and Exchange Commission (Commission File No. 24R-00259) on April 24, 2020, and incorporated herein by reference.

†    Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Juva Life Inc.

By:	/s/ Douglas Chloupek
Name: Douglas Chloupek
Title: Chief Executive Officer

Date:	September 14, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Douglas Chloupek	Chief Executive Officer (Principal Executive Officer)	September 14, 2021
Douglas Chloupek

/s/ Mathew Lee	Chief Financial Officer, Secretary, Treasurer (Principal Financial Officer and Principal Accounting Officer)	September 14, 2021
Mathew Lee